Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(amounts in millions of dollars)

	Twelve Months Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2007
Earnings:
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$318.1	$288.6	$388.4	$395.6	$420.4	$109.8
Add: Fixed charges (from below)	48.8	45.6	42.3	44.5	41.2	9.7
Add: Amortization of capitalized interest	0.1	0.2	0.2	0.2	0.3	0.2
Subtract: Capitalized interest expense	0.3	—	—	0.7	0.6	0.2
	$366.7	$334.4	$430.9	$439.6	$461.3	$119.6

Fixed charges:
Interest expense (including amortization of debt issuance costs and debt discounts)	$41.2	$39.6	$34.9	$35.6	$31.9	$7.4
Add: Capitalized interest expense	0.3	—	—	0.7	0.6	0.2
Add: Portion of rental expense representing interest	7.3	6.0	7.4	8.2	8.7	2.2
	$48.8	$45.6	$42.3	$44.5	$41.2	$9.7

Ratio of earnings to fixed charges	$7.5	$7.3	$10.2	$9.9	$11.2	$12.3